



05035965

RECEIVED SECUR ....ISSION

FEB 2 5 2005

...snington, D.C. 20549

213

VF 3-7-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52350

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manchester Financial Group, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4700 IDS Center, 80 South 8th Street

(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan R. Thometz   612-436-2813

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP

(Name – if individual, state last, first, middle name)

7900 Xerxes Avenue South, Suite 2400,	Bloomington,	MN	55431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Alan R. Thometz_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Manchester Financial Group, LLC_____ , as

of ___December 31_____ , 20 __04____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MANCHESTER FINANCIAL GROUP, LLC

Minneapolis, Minnesota

December 31, 2004 and 2003

FINANCIAL STATEMENTS

Including Independent Auditors' Report

MANCHESTER FINANCIAL GROUP, LLC

TABLE OF CONTENTS



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

Board of Governors
Manchester Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Manchester Financial Group, LLC as of December 31, 2004 and 2003, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
February 1, 2005

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Page 1

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CASH	$ 103,558	$ 75,612
ACCOUNTS RECEIVABLE	5,608	33,508
PREPAID EXPENSES	101,709	-
OTHER ASSETS	5,299	-
GOODWILL	29,739	29,739
TOTAL ASSETS	$ 245,913	$ 138,859

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

	2004	2003
Accounts payable and accrued expenses	$ 1,365	$ 54,938
Total Liabilities	1,365	54,938
MEMBER'S EQUITY	244,548	83,921
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 245,913	$ 138,859

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES	$ 672,613	$ 486,500
EXPENSES	404,287	129,723
NET INCOME	$ 268,326	$ 356,777

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF MEMBER'S EQUITY
Years Ended December 31, 2004 and 2003

BALANCES, December 31, 2002	$	44,051
Capital contributed		12,000
Distributions		(328,907)
2003 net income		356,777
BALANCE, December 31, 2003		83,921
Distributions		(107,699)
2004 net income		268,326
BALANCE, December 31, 2004	$	244,548

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 268,326	$ 356,777
Adjustments to reconcile net income to net cash flows from operating activities		
Changes in operating assets and liabilities		
Accounts receivable	27,900	(33,508)
Prepaid expenses	(101,709)	-
Other assets	(5,299)	-
Accounts payable and accrued expenses	(53,573)	52,625
Net Cash Flows from Operating Activities	135,645	375,894
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	-	12,000
Distributions	(107,699)	(328,907)
Net Cash Flows from Financing Activities	(107,699)	(316,907)
Net Change in Cash	27,946	58,987
CASH - Beginning of Year	75,612	16,625
CASH - END OF YEAR	$ 103,558	$ 75,612

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

On April 12, 2002, Manchester Companies, Inc. (MCI) purchased 100 percent of the membership interests of Sirius Capital, LLC and changed the name to Manchester Financial Group, LLC (the Company). The Company is a limited liability company.

The Company was organized for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is engaged in mergers and acquisitions, capital raising activities and financial advisory services in the upper Midwest.

Revenue Recognition

Revenues resulting from consulting fees are recognized in the period the services are provided. The Company also recognizes fees called success fees. These fees are recognized upon closing a deal.

Accounts Receivable

Accounts receivable are unsecured and do not accrue interest. No allowance for doubtful accounts was considered necessary at December 31, 2004 and 2003.

Goodwill

Goodwill is recorded at cost and is not being amortized, but is subject to annual impairment tests. The Company performed the required goodwill impairment tests and determined an impairment charge was not required at December 31, 2004 and 2003.

Income Taxes

The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

In December 2003, the Company amended a previous expense sharing agreement with MCI. MCI pays all expenses and then invoices the Company for their share. These expenses include, but are not limited to, rent, professional and administrative services, payroll and supplies. The Company owed MCI $- and $41,813 at December 31, 2004 and 2003. The Company had prepaid expenses to MCI of $101,709 and $- at December 31, 2004 and 2003.

The Company had revenues from a related party of $50,000 and $30,000 for the years ended December 31, 2004 and 2003.

NOTE 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $102,193 as defined by Rule 15c3-1, which was $97,193 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1 at December 31, 2004.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2004 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

MANCHESTER FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total member's equity		$ 244,548
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 5,608	-
Other assets	136,747	142,355
Net capital before haircuts on securities owned		102,193
Haircuts on corporate securities		-
Net capital		$ 102,193

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 1,365

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 97,193
Excess net capital at 1,000 percent	$ 102,056
Ratio: Aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II	
Amended FOCUS report, Form X-17a-5 as of December 31, 2004	$ 102,192
Net rounding adjustment	1
Net capital per above	$ 102,193



VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Manchester Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Manchester Financial Group, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 1, 2005